UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACER THERAPEUTICS INC.
(Name of Issuer)

common stock
(Title of Class of Securities)

00444P108
(CUSIP Number)

Thomas Vandervort
Avego Healthcare Capital LLC
1055B Powers Place
Alpharetta, GA 30009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Avego Healthcare Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Mayura Trust B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Nevada

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Bala Venkataraman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

IN HC

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Mayura One LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Nevada

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Yelena Epova

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

IN HC

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Christopher R. Manning

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		527,983
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		527,983

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

527,983

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.18%

14.	Type of Reporting Person (See Instructions)

IN HC

Item 1. Security and Issuer

            This Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of Acer Therapeutics Inc., a Texas corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Third Street, Suite 2240, Cambridge, MA 02142.

            On September 19, 2017, the Issuer, formerly known as Opexa Therapeutics, Inc., completed its business combination with what was then known as “Acer Therapeutics Inc.” (“Private Acer”) in accordance with the terms of an Agreement and Plan of Merger and Reorganization, dated as of June 30, 2017, by and among the Issuer, Opexa Merger Sub, Inc. (“Merger Sub”) and Private Acer (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Private Acer, with Private Acer surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Also on September 19, 2017, in connection with, and prior to the completion of, the Merger, the Issuer effected a 1-for-10.355527 reverse stock split of its then outstanding common stock (the “Reverse Split”).

Item 2. Identity and Background

            (a)        This Statement is being filed on behalf of entities Avego Healthcare Capital LLC (“Avego”) and Avego’s controlling Member, Mayura Trust B (“Mayura Trust”) and the trustee of Mayura Trust, Mayura One LLC (“Mayura One” and with each of Avego and Mayura Trust, a “Reporting Entity”), and individuals Bala Venkataraman (“BV”), Yelena Epova (“YE”), and Christopher R. Manning (“CM”) (each a “Reporting Individual,” and each Reporting Entity or Reporting Individual, a “Reporting Person”). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13-d1(k)(l) under the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

            (b)        The address of the principal offices of Avego, Mayura Trust, Mayura One and the business address of Bala Venkataraman is 1055B Powers Place, Alpharetta, GA 30009. The business address of Yelena Epova is Five Concourse Parkway, Suite 1000, Atlanta, GA 30328. The business address of Christopher R. Manning is 330 N. Wabash Avenue, Suite 2100, Chicago, IL 60611.

            (c)        Avego is principally involved in the business of finding and investing in business opportunities. Bala Venkataraman is the sole Manager of Avego and was appointed as such by the controlling Member of Avego, the Mayura Trust. The principal business of the Mayura Trust is to hold investment interests for the beneficiaries of the Mayura Trust. Mayura One serves as the sole trustee of the Mayura Trust. The Members of Mayura One are Bala Venkataraman, Yelena Epova, and Christopher R. Manning. Mr. Venkataraman is a private investor and a beneficiary of the Mayura Trust. Ms. Epova is a partner in the accounting firm of Aprio located at Five Concourse Parkway, Suite 1000, Atlanta, GA 30328, and Mr. Manning is partner in the law firm of Burke, Warren, MacKay &Serritella, P.C. located at 330 N. Wabash Avenue, Suite 2100, Chicago, IL 60611.

            (d)        During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)        None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)        Avego is a limited liability company organized under the laws of the State of Delaware. Mayura Trust B is a Nevada Trust and Mayura One is a Nevada limited liability company. Each of the Reporting Individuals is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

            On September 19, 2017, Avego purchased 527,983 shares of Private Acer at a price of $9.47 per share. Thereafter, but again on September 19, 2017, in accordance with terms of the Merger, the Issuer issued shares of its Common Stock to Private Acer’s stockholders, including Avego, at an exchange rate of one share of Common Stock (after giving effect to the Reverse Split and the conversion of Private Acer’s Series A and Series B preferred stock and convertible debt), in exchange for each share of Private Acer’s common stock outstanding immediately prior to the Merger, resulting in Avego receiving 527,983 shares of the Issuer’s Common Stock.

            The source of funds for the purchase by Avego of the Shares reported here was cash on hand and general working capital.

Item 4. Purpose of Transaction

            The information set forth in Item 3 of this Statement is incorporated herein by reference.

            The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Item 5. Interest in Securities of the Issuer

            (a)        Amount beneficially owned and percentage of class:

            Avego is the direct record owner of 527,983 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by Avego is 527,983, representing approximately 8.18% of the Common Stock outstanding as of September 19, 2017.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed to be shared by Mayura Trust, Mayura One, BV, YE and CM. The controlling Member of Avego is Mayura Trust which has the right to appoint BV as Avego’s Manager. The sole Trustee of Mayura Trust is Mayura One, the members of which, each of whom has the ability to act independently of the others, are BV, YE and CM. None of Mayura Trust, Mayura One, BV, YE or CM directly own any shares of Common Stock. Each of Mayura Trust, Mayura One, BV, YE or CM is the beneficial owner of 527,983 shares of Common Stock, representing approximately 8.18% of the Common Stock outstanding as of September 19, 2017.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed shared by Mayura Trust as the controlling Member of Avego with the right to appoint the Manager. Mayura Trust does not directly own any shares of Common Stock. Mayura Trust may be deemed to beneficially own the 527,983 shares of Common Stock held by Avego, representing 8.18% of the Common Stock outstanding as of September 19,2017.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed shared by Mayura One as the Trustee of Mayura Trust. Mayura One does not directly own any shares of Common Stock. Mayura One may be deemed to beneficially own the 527,983 shares of Common Stock held by Avego, representing 8.18% of the Common Stock outstanding as of September 19, 2017.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed to be shared by BV as the Manager, a beneficiary of Mayura Trust, and a member of Mayura One. BV does not directly own any shares of Common Stock. BV may be deemed to beneficially own the 527,983 shares of Common Stock held by Avego, representing approximately 8.18% of the Common Stock outstanding as of September 19, 2017.

            Voting and investment power with respect to the shares of capital stock of the Issuer owned by Avego may be deemed to be shared by each of BV, YE and CM each of whom is a member of Maura One, which is the trustee of Mayura Trust, which is entitled to appoint the Manager of Avego. Neither BV, YE nor CM owns any shares of Common Stock. Each of BV, YE and CM may be deemed to beneficially own the 527,983 shares of Common Stock held by Avego representing approximately 8.18% of the Common Stock outstanding as of September 19, 2017.

            (b)        Number of shares of Common Stock as to which such person has:

(i)	Sole power to vote or direct the vote:

	Avego	0
	Mayura Trust	0
	Mayura One	0
	BV	0
	YE	0
	CM	0

(ii)	Shared power to vote or direct the vote:

	Avego	527,983
	Mayura Trust	527,983
	Mayura One	527,983
	BV	527,983
	YE	527,983
	CM	527,983

(iii)	Sole power to dispose or to direct the disposition of:

	Avego	0
	Mayura Trust	0 .
	Mayura One	0
	BV	0
	YE	0
	CM	0

(iv)	Shared power to dispose or to direct the disposition of:

	Avego	527,983
	Mayura Trust	527,983
	Mayura One	527,983
	BV	527,983
	YE	527,983
	CM	527,983

            The percentages of beneficial ownership reported in this Schedule 13D are based on 6,453,260 Common Shares of beneficial interest of the Issuer outstanding as of September 19, 2017, following the completion of the Issuer’s Merger, such number of shares being based on information made publicly available by the Issuer.

            To the Reporting Persons’ knowledge, as of September 28, 2017, none of the other individuals named in Item 2 of this Schedule 13D beneficially own any Common Shares.

            (c)        Transactions effected in the past sixty days.

            There have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

            (d)        No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

            (e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the shares reported.

Item 7. Material to Be Filed as Exhibits

            Exhibit 1: Joint Filing Agreement, dated September 28, 2017 by and among the Reporting Persons.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2017

AVEGO HEALTHCARE CAPITAL LLC

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Title: Manager

MAYURA TRUST B

By:	MAYURA ONE, TRUSTEE

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Title: Member

By: /s/ Yelena Epova
Name: Yelena Epova
Title: Member

By: /s/ Christopher R. Manning
Name: Christopher R. Manning
Title: Member

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: September 28, 2017

AVEGO HEALTHCARE CAPITAL LLC

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Its: Manager

MAYURA TRUST B

By:	MAYURA ONE, TRUSTEE

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Title: Member

By: /s/ Yelena Epova
Name: Yelena Epova
Title: Member

By: /s/ Christopher R. Manning
Name: Christopher R. Manning
Title: Member